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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Original Filing)*

ETELECARE GLOBAL SOLUTIONS, INC.
(Name of Issuer)
American Depositary Shares, each American Depositary Share representing one common share, par value two Philippine Pesos ($0.04 U.S.) per share
(Title of Class of Securities)
29759R 10 2
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29759R 10 2

1	NAMES OF REPORTING PERSONS Derek Holley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,448,750 common shares*[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,122,722 common shares**[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,448,750 common shares*[1]

WITH:	8	SHARED DISPOSITIVE POWER

1,122,722 common shares**[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,571,472 shares*[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Each common share is immediately convertible into American Depositary Shares on a one-to-one basis.
* Includes 920,600 common shares subject to options that are immediately exercisable and upon exercise immediately convertible into American Depositary Shares on a one-to-one basis.
** Represents shares held by Integrated Telecom LLC, of which Mr. Holley is a member and co-manager. Mr. Holley shares voting and dispositive power over these shares with James Franke. Mr. Holley disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 1(a)	Name of Issuer:

eTelecare Global Solutions, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

31st Floor CyberOne Building, Eastwood City, Cyberpark, Bagumbayan, Quezon City 1110, Philippines

Item 2(a)	Name of Person Filing:

Derek Holley

Item 2(b)	Address of Principal Business Office or, if none, Residence:

31st Floor CyberOne Building, Eastwood City, Cyberpark, Bagumbayan, Quezon City 1110, Philippines

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

American Depositary Shares, each American Depositary Share representing one common share, par value two Philippine Pesos ($0.04 U.S.) per share

Item 2(e)	CUSIP Number:

29759R 10 2
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act
(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(J)

Not applicable.
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,571,472 common shares.*[1]

(b)	Percent of class: 8.7%. The calculation of percentage of beneficial ownership was based on 28,766,346 shares of common shares as reported by the Issuer in its most recent Form 10-Q filed with the Commission on November 2, 2007.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,448,750 common shares.*[1]

(ii) Shared power to vote or to direct the vote: 1,122,722 common shares.**[1]

(iii) Sole power to dispose or to direct the disposition of: 1,448,750 common shares.*[1]

(iv) Shared power to dispose or to direct the disposition of: 1,122,722 common shares.**[1]

Item 5.	Ownership of Five Percent or Less of a Class
                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

[1]	Each common share is immediately convertible into American Depositary Shares on a one-to-one basis.

*	Includes 920,600 common shares subject to options that are immediately exercisable and upon exercise immediately convertible into American Depositary Shares on a one-to-one basis.

**	Represents shares held by Integrated Telecom LLC, of which Mr. Holley is a member and co-manager. Mr. Holley shares voting and dispositive power over these shares with James Franke. Mr. Holley disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: February 13, 2008.

Derek Holley
/s/ Derek Holley